July 16, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Amanda Ravitz – Assistant Director
Mr. Tom Jones – Special Counsel
Mr. Dan Morris – Special Counsel

Re:	Hanwha Q CELLS Co., Ltd.
Amendment No. 4 to Registration Statement on Form F-3 (File No. 333-203726)

Ladies and Gentlemen:

On behalf of our client, Hanwha Q CELLS Co., Ltd., a company incorporated in Cayman Islands (the “Registrant”), we are filing Amendment No. 4 (the “Amendment No. 4”) to the Registrant’s registration statement on Form F-3. A courtesy copy of the marked version of Amendment No. 4 is also being delivered to your attention.

Please direct any questions concerning the Amendment No. 4 to the undersigned , telephone number +82-2-6321-3803, fax number +82-2-6321-3903, e-mail dongchulkim@paulhastings.com.

Very truly yours,

/s/ Dong Chul Kim

Dong Chul Kim Paul Hastings LLP